

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

<u>Via Email</u>
Mr. Jonny Jones
Chairman of the Board and Chief Executive Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

> Re: **Jones Energy, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 7, 2013**
> **CIK No. 0001573166**

Dear Mr. Jones:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Form S-1</u>

<u>Prospectus Summary, page 1</u>

<u>Overview, page 1</u>

<u>Organization, page 7</u>

1.   We note you revised your organizational diagram on page 10 in response to comment 5 from our letter dated April 26, 2013. Please also indicate that Jones Energy will be the sole managing member of JEH LLC.

2.   Please revise to indicate the economic and voting interests held pursuant to the Class A and Class B shares, by the public and the existing owners, respectively, after this offering.

Selected historical and unaudited pro forma consolidated financial data, page 63

Non-GAAP financial measure, page 65

3.   We note that you present realized and unrealized gain or loss on derivatives accounted for at fair value on page 75, with a discussion of the changes on pages 77 and 78, and present within your reconciliation of EBITDAX on page 66, an adjustment to eliminate the unrealized portion of the gain or loss related to oil and gas derivative contracts. Tell us how you determined the realized and unrealized portions of these gains and losses so that we may understand how your method complies with FASB ASC 815-10-35-2. For example, if realized gains do not reflect only the change in fair value during the period of settlement, identify the specific elements reflected in each measure (e.g. premiums paid, the change in fair value from period-to-period, and settlement proceeds/payments). Please also explain how your practice of computing realized gains may change once you begin filing quarterly reports if you have not previously been recognizing the change in fair value on a quarterly basis. Finally, please explain your rationale in leaving only the realized portion of derivative gain or loss reflected in your measure of EBITDAX, given that prior changes in fair value would ordinarily also comprise the overall economics of settlement.

Business, page 91

Undeveloped Acreage Expirations, page 109

4.   In the expiring acreage table, it appears that material undeveloped acreage will expire unless production is established. Please amend your document to disclose any proved undeveloped reserves you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves drilling.

Tax receivable agreement, page 131

5.   We note your response to comment 7 from our letter dated April 26, 2013. It appears the only time that you will not be permitted under the tax receivables agreement to defer payments is in cases in which there is an early termination of the agreement or a change in control that accelerates payments. Other than those situations, you disclose that the lack of available cash to satisfy your obligations under the tax receivables agreement would not constitute a default. In this regard, please revise your disclosure under the first full paragraph on page 132, to specify the situations in which a failure to make a payment when due would constitute a breach of your agreement, and also revise your disclosure under the fourth full paragraph on page 132 to clarify the "certain circumstances" in

which you may defer payment, with interest, which appears to be all circumstances other than an early termination of the agreement or a change in control that accelerates payment.

6.   It appears that any deferred payments will accrue at an interest rate to be disclosed in a future amendment. However, you also disclose that while payments are generally due within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, interest on such payments will begin to accrue from the due date (without extension) of such tax return. Please disclose the interest rate or formula at which that interest will accrue from the due date of the tax return, in addition to the interest rate on any deferred payment.

Description of Capital Stock, page 137

Class B Common Stock, page 137

7.   In response to comment 19 from our April 26, 2013 letter, you disclose that holders of Class B common stock have a right to receive dividends in certain circumstances, participating to the same extent as holders of Class A common stock. Please explain how such rights are consistent with your disclosure elsewhere in the prospectus, such as under "Organization" on page 8 or in "The Offering" on page 12 that shares of your Class B common stock have no economic rights.

Index to financial statements, page F-1

Unaudited pro forma condensed consolidated financial statements, page F-2

8.   We have reviewed your response to prior comment 21 and note your statement that you have determined that no exchanges of JEH LLC Units will occur in connection with the initial public offering. Please clarify for us the basis for your statement and the duration of time that no exchanges will occur, including any written agreements you have entered into. Please also clarify when the contractual exchange right of the unit holders will commence, relative to the execution of the Exchange Agreement and your initial public offering.

9.   In addition, we note on page 50 that you intend to disclose an estimated termination payment related to the Tax Receivable Agreement. Please explain to us how the amount of the estimated termination payment compares to the liability that would be recorded as part of a pro forma adjustment assuming a full exchange of JEH LLC Units.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director